Exhibit I-1:

May 10, 2013

To whom it may concern

Company name:	Ube Industries, Ltd.
Representative:	Michio Takeshita
President and Representative Director
Security Code:	4208 (shares listed on First Section, Tokyo Stock Exchange and Fukuoka Stock Exchange)
Contact:	Yasuko Sakamoto
General Manager, IR/PR Department
(Tel. 81-3-5149-6110)

Company name:	Ube Material Industries, Ltd.
Representative:	Kenichi Abe
President and Representative Director
Security Code:	5390 (shares listed on Second Section, Tokyo Stock Exchange and Fukuoka Stock Exchange)
Contact:	Koichi Kato
Executive Officer, General Manager,
Corporate Planning Dept.
(Tel. 81-836-31-0190)

Ube Industries, Ltd. to Make Ube Material Industries, Ltd.

a Wholly Owned Subsidiary through Share Exchange

NOTICE TO U.S. SHAREHOLDERS

THIS SHARE EXCHANGE IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF JAPAN THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES.  FINANCIAL STATEMENTS INCLUDED IN THE DOCUMENTS, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH JAPANESE ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBMIT THEMSELVES TO A U.S. COURT’S JUDGMENT.

YOU SHOULD BE AWARE THAT THE ISSUER MAY PURCHASE SECURITIES OTHERWISE THAN UNDER THE EXCHANGE OFFER, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES.

TOKYO, May 10, 2013 — We hereby announce that Ube Industries, Ltd. (“Ube Industries”), and Ube Material Industries, Ltd. (“Ube Material”), resolved, at their respective Board of Directors Meetings held on May 10, 2013, to implement a share exchange (hereafter, the “Share Exchange”) pursuant to a share exchange agreement entered into by Ube Industries and Ube Material today (hereafter, the “Share Exchange Agreement”), under which Ube Industries will become a parent company holding 100% ownership of Ube Material and Ube Material will become a wholly owned subsidiary of Ube Industries.

The Share Exchange for Ube Industries is scheduled to be implemented pursuant to a short-form share exchange procedure provided in Article 796, Paragraph 3, of the Companies Act for which approval at Ube Industries’ General Meeting of Shareholders is not required. Moreover, the Share Exchange for Ube Material is scheduled to become effective as of August 1, 2013, subject to the approval of the Share Exchange Agreement at Ube Material’s Scheduled General Meeting of Shareholders scheduled to be held on June 25, 2013.

Prior to the effective date of the Share Exchange (scheduled for August 1, 2013), the share of Ube Material will be delisted on July 29, 2013 (the last trading date will be July 26, 2013), from the Second Section of Tokyo Stock Exchange Group, Inc. (hereafter, “Tokyo Stock Exchange”) and the Securities Membership Corporation Fukuoka Stock Exchange (hereafter, “Fukuoka Stock Exchange.”).

1.     Purpose of the Share Exchange

The UBE Group, composed of Ube Industries as the parent company and Ube Industries’ subsidiaries and affiliates including Ube Material, widely engages in businesses in a variety of fields centering on chemicals such as construction materials, machinery, and energy & environment.

The UBE Group addresses to increase the Group’s corporate value toward the medium- to long-term goal of sustainable growth. The Group therefore promotes business expansion in growth fields and endeavors to strengthen its business foundations to ensure stable earnings and cash flows. In addition, the Group abides by the policy of reinforcing close collaboration within the Group in promoting various measures to this end.

Ube Material engages in the calcia and magnesia business and the fine materials business. Calcia and magnesia products are widely used in the steel, chemical, civil engineering and agricultural industries, whereas fine materials products are used for electronic material and optical glass applications, as well as for plastic fillers and food additives, thereby supporting Japan’s leading-edge products in diverse fields.

For the Ube Material’s core business’ calcia and magnesia business, a decline in medium- to long-term demand is expected in the steel and chemical industries, which are its main user categories. Furthermore, a harsh business environment is forecasted for magnesia clinker, which is manufactured only by Ube Material in Japan, in the near future due to intensifying competition from foreign products and other factors. To cope with such conditions, Ube Material faces challenging tasks such as cost reduction and efficiency improvement, as well as sales expansion by taking advantage of new business opportunities. Meanwhile, in the fine materials business that is deemed a pillar for renewed growth, enhanced technological innovation, new product development and speeding up new application development are increasingly required in view of rapid changes in the business environment, principally in the electronics-related fields, despite the favorable adoption of its products by customers, supported by highly acclaimed technical capabilities.

Given the aforementioned circumstances, Ube Industries and Ube Material have respectively carried out various measures with the aim of increasing the corporate value. However, both companies concluded that unifying business strategies and speeding-up decision making in their combined business activities through the conversion of Ube Material into a wholly owned subsidiary of Ube Industries and the pursuit of higher corporate value by Ube Material to maximize synergies with Ube Industries will contribute to raising the corporate value of the whole UBE Group.

The companies concluded as follows:

(i)                     Raise profit-making capability in the “limestone chain”

Ube Industries mines limestone and Ube Material develops the calcia and magnesia business with limestone as a raw material.

Both companies shall promote business strategies in the pursuit of optimization as a whole by, for example, unifying their relevant strategies regarding the limestone chain and pursuing an advantageous product mix to further increase the added value of their products.

In production, Ube Material will be able to achieve further cost reductions by integrating the operating and maintenance know-how and techniques regarding the equipment and facilities owned by both companies. As for procurement and logistics, Ube Material shall pursue extensive utilization of the UBE Group’s global network for procurement of raw materials and fuels, as well as cost synergies in terms of raw materials and fuels and purchased goods due to advantages of scale.

As for business operation, Ube Material’s business capability shall be strengthened through the effective utilization of trade assets, including a valuable network with a wide variety of customers, application information and personal connections, all of which are owned by the UBE Group that widely develops diverse business operations, as well as through the exploitation of new markets worldwide by drawing on the Group’s overseas network.

(ii)                  Promote commercialization of the specialty inorganic materials business

In the specialty inorganic materials field, one of the promising business expansion areas of the UBE Group, UBE Group Business Promotion Office on Inorganic Specialty Products was established as a cross-sectional organization in the Group to promote activities with the aim of demonstrating the Group’s comprehensive strengths. Both companies shall accelerate the development of innovative products toward the timely commercialization thereof by reinforcing the collaboration of development, production, marketing and sales functions, which are dispersed among different departments and sections of both companies, via the in-depth promotion of this initiative.

After Ube Industries makes Ube Material a wholly owned subsidiary thereof, Ube Industries will endeavor to strengthen group-wide collaboration in a variety of business fields and promote the effective utilization of management resources while paying full attention to the features of Ube Material’s businesses and full advantages in its corporate management and operating system. Thus, both companies will jointly address to further increase business value with the aim of growing together.

2.     Outline of the Share Exchange

(1) Schedule for the Share Exchange

Record Date for the Scheduled General Meeting of Shareholders (Ube Material)	March 31, 2013

Board of Directors Meeting to resolve the Share Exchange (Both companies)	May 10, 2013

Execution of the Share Exchange Agreement (Both companies)	May 10, 2013

Scheduled General Meeting of Shareholders to approve the Share Exchange (Ube Material)	June 25, 2013 (Tentative)

Last Trading Day (Ube Material)	July 26, 2013 (Tentative)

Date of Delisting (Ube Material)	July 29, 2013 (Tentative)

Scheduled date of the Share Exchange (Effective Date)	August 1, 2013 (Tentative)

Notes:

1. Pursuant to the short-form share exchange procedure provided in Article 796, Paragraph 3, of the Companies Act, Ube Industries intends to implement the Share Exchange without obtaining approval at the General Meeting of Shareholders.

2. The scheduled date of the Share Exchange (Effective date) may be changed upon agreement between Ube Industries and Ube Material, in the event that it is necessary, depending on the progress of procedures for Share Exchange, etc.

(2)   Method of the Share Exchange

Ube Industries will become a parent company holding 100% ownership of Ube Material and Ube Material will become the wholly owned subsidiary of Ube Industries. Pursuant to the short-form share exchange procedure provided in Article 796, Paragraph 3, of the Companies Act, Ube Industries intends to implement the Share Exchange without obtaining approval at the General Meeting of Shareholders. Ube Material intends to implement the Share Exchange upon obtaining the approval regarding the Share Exchange Agreement by resolution of the Scheduled General Meeting of Shareholders scheduled to be held on June 25, 2013.

(3)   Content of Allotment with Respect to the Share Exchange

Company Name	Ube Industries, Ltd. (wholly owning parent company in share exchange)	Ube Material Industries, Ltd. (wholly owned subsidiary in share exchange)
Allotment with Respect to the Share Exchange	1	1.4

Number of Shares to be Allocated under the Share Exchange	Ordinary share of Ube Industries : 52,840,933 Shares (Anticipated)

Notes:

1. Allotment ratio of shares

1.4 shares of Ube Industries will be delivered by allotment for each one (1) share of Ube Material. However, shares will not be allotted through the Share Exchange for 43,144,345 shares of Ube Material held by Ube Industries (as of May 10, 2013).

2. Number of shares to be allocated under the Share Exchange

In the Share Exchange, Ube Industries is scheduled to newly issue 52,840,933 ordinary shares of Ube Industries and to allocate them to the shareholders (not including Ube Industries) of Ube Material as of the time (hereinafter referred to as “Base Time”) immediately prior to Ube Industries’ acquisition of all of Ube Material’s issued shares (not including Ube Material’s ordinary shares owned by Ube Industries) as a result of the Share Exchange. Based on resolution at the board of directors meeting of Ube Material to be held by the day before the effective date of the Share Exchange, Ube Material is scheduled to cancel, by the Base Time, all of its treasury shares (including treasury shares to be acquired by Ube Material by purchasing shares concerning demands by dissenting shareholders for share purchase, to be exercised concerning the Share Exchange) that it will be owning by the Base Time. The number of shares issued and allocated in the Share Exchange may be changed due mainly to the cancellation of treasury shares by Ube Material.

3. Handling of shares representing less than one unit

As a result of the Share Exchange, shareholders of Ube Material who will be possessing less than one unit of Ube Industries shares (less than 1,000 shares) may apply the following systems concerning Ube Industries’ ordinary shares. Shares less than one unit may not be sold in the stock market.

1) Buyback of shares representing less than one unit (sale of shares representing less than one thousand (1,000) shares)

Pursuant to Article 192, Paragraph 1, of the Companies Act, shareholders holding shares representing less than one unit of Ube Industries’ share may demand that Ube Industries buy back such shares; and

2) Additional purchase relating to shares representing less than one unit (additional purchase to make a whole unit of one thousand (1,000) shares)

Pursuant to Article 194, Paragraph 1, of the Companies Act and the relevant provisions of the Articles of Incorporation of Ube Industries, shareholders holding shares representing less than one unit of Ube Industries’ share may demand that Ube Industries sell to them the number of shares that, when added to such shareholders’ shares representing less than one unit, will equal to a unit of one thousand (1,000) shares.

4. Treatment of Fractions of Less than One Share

With respect to shareholders of Ube Material who will be allocated fractional Ube Industries ordinary shares less than one (1) share as a result of the Share Exchange, the number of Ube Industries shares equivalent to the total sum of such fractions (fractions less than one (1) share in such total shall be rounded off) shall be sold off and the proceeds from the sell off shall be provided to the said shareholders according to such fractions, in accordance with Article 234 of the Companies Act and other associated laws and regulations.

(4)   Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

Ube Material has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.     Grounds for Calculation, etc., Concerning Allotment under the Share Exchange

(1) Basis of Calculation

To ensure the fairness of the share exchange ratio for the Share Exchange, each of the parties decided to request a separate independent third-party valuation institution to calculate a share exchange ratio. For this purpose, Ube Industries appointed Nomura Securities Co., Ltd. (hereafter, “Nomura Securities”) and Ube Material appointed Deloitte Touche Tohmatsu LLC (hereafter, “Deloitte Tohmatsu”) as each of their third party valuation organizations concerning the calculation of the share exchange ratio (hereafter, the “Share Exchange Ratio”).

With respect to Ube Industries, Nomura Securities conducted calculations based on the average market price method (with May 8, 2013, the base date of calculation as the base date, the closing price on the base date of calculation, the average closing price during the five business day period from April 30 to the base date of calculation, the average closing price during the one-month period from April 9, 2013 to the base date of calculation, the average closing price during the three-month period from February 12, 2013 to the base date of calculation, and the average closing price during the six-month period from November 9, 2012 to the base date of calculation) on grounds that it is listed on the Tokyo Stock Exchange  and Fukuoka Stock Exchange and there exist market prices, and the comparable multiple valuation method on grounds that there are numerous similar listed companies that can be compared with Ube Industries and analogical reasoning is possible by comparing similar companies, as well as the discounted cash flow method (hereinafter referred to as “DCF Method”) in order to reflect the situation of future business activities in valuation.

With respect to Ube Material, calculations were conducted based on the average market price method (with May 8, 2013, the base date of calculation as the base date, the closing price on the base date of calculation, the average closing price during the five business day period from April 30 to the base date of calculation, the average closing price during the one-month period from April 9, 2013 to the base date of calculation, the average closing price during the three-month period from February 12, 2013 to the base date of calculation and the average closing price during the six-month period from November 9, 2012 to the base date of calculation) on grounds that it is listed on the Tokyo Stock Exchange and Fukuoka Stock Exchange and there exist market prices, and the comparable multiple valuation method on grounds that there are numerous similar listed companies that can be compared with Ube Material and analogical reasoning is possible by comparing similar companies, in addition to the DCF Method in order to reflect the situation of future business activities in valuation.

The results of calculation based on each of the calculation methods, assuming that the equity price per one (1) Ube Industries share is 1, are as follows.

Method adopted	Results of calculation of Share Exchange Ratio
Average market price method	1.20~1.22
Comparable multiple valuation method	0.68~1.48
DCF Method	1.09~1.44

In calculating the Share Exchange Ratio, Nomura Securities used information provided by the two companies and information, etc. available to the public, on the assumption that such information are all accurate and complete, and did not conduct independent verification on the accuracy and completeness of such information. Further, Nomura Securities did not conduct independent valuation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of Ube Industries, Ube Material or their affiliates, as well as analysis and valuation of individual assets and liabilities, and did not request a third party institution to conduct such assessment or appraisal as well. Nomura Securities’ calculation of the Share Exchange Ratio reflects information and financial conditions as of May 8, 2013, and the financial forecasts of Ube Industries and Ube Material are on assumption that they have been reasonably considered or prepared based on optimal forecasts and judgments that can be presently obtained from Ube Industries and Ube Material.

With respect to Ube Industries, Deloitte Tohmatsu conducted calculations based on the average market price method (with May 8, 2013, the base date of calculation as the base date, the closing price on the base date of calculation, the average closing price during the five business day period from April 30 to the base date of calculation, the average closing price during the one-month period from April 9, 2013 to the base date of calculation, the average closing price during the three-month period from February 12, 2013 to the base date of calculation, and the average closing price during the six-month period from November 9, 2012 to the base date of calculation) on grounds that it is listed on the Tokyo Stock Exchange  and Fukuoka Stock Exchange and there exist market prices, and the comparable multiple valuation method on grounds that there are numerous similar listed companies that can be compared with Ube Industries and analogical reasoning is possible by comparing similar companies, as well as the DCF Method in order to reflect the situation of future business activities in valuation.

With respect to Ube Material, calculations were conducted based on the average market price method (with May 8, 2013, the base date of calculation as the base date, the closing price on the base date of calculation, the average closing price during the five business day period from April 30 to the base date of calculation, the average closing price during the one-month period from April 9, 2013 to the base date of calculation, the average closing price during the three-month period from February 12, 2013 to the base date of calculation and the average closing price during the six-month period from November 9, 2012 to the base date of calculation) on grounds that it is listed on the Tokyo Stock Exchange and Fukuoka Stock Exchange and there exist market prices, and the comparable multiple valuation method on grounds that there are numerous similar listed companies that can be compared with Ube Material and analogical reasoning is possible by comparing similar companies, in addition to the DCF Method in order to reflect the situation of future business activities in valuation.

The results of calculation based on each of the calculation methods, assuming that the equity price per one (1) Ube Industries share is 1, are as follows.

Method adopted	Results of calculation of Share Exchange Ratio
Average market price method	1.14~1.27
Comparable multiple valuation method	0.66~1.35
DCF Method	0.78~1.74

In calculating the Share Exchange Ratio, Deloitte Tohmatsu used information provided by the two companies and information, etc. available to the public, on the assumption that such information are all accurate and complete, and did not conduct independent verification on the accuracy and completeness of such information. Further, Deloitte Tohmatsu did not conduct independent valuation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of Ube Industries, Ube Material or their affiliates, as well as analysis and valuation of individual assets and liabilities, and did not request a third party institution to conduct such assessment or appraisal as well. Deloitte Tohmatsu’s calculation of the Share Exchange Ratio reflects information and financial conditions as of May 8, 2013, and the financial forecasts of Ube Industries and Ube Material are on assumption that they have been reasonably considered or prepared based on optimal forecasts and judgments that can be presently obtained from Ube Industries and Ube Material.

Financial projections prepared by Ube Industries for the use of Nomura Securities and Deloitte Tohmatsu in applying the DCF Method included the fiscal years when a significant increase or decrease in earnings is expected, which is due to recovery of earnings resulting from the cease of caprolactam production at Sakai Facility, as well as expansion of earnings led by increase of sales volume in specialty products and fine materials for which Ube Industries has invested with expecting the growth in demand.

In addition, Financial projections prepared by Ube Material for the use of Nomura Securities and Deloitte Tohmatsu in applying the DCF Method included the fiscal years when a significant increase or decrease in earnings is expected, which is due to increase of sales led by promotion of sales and recovery of demand in some part, as well as improvement of profitability led by reduction of manufacturing costs and administrative costs.

(2)   Background of Calculation

Ube Industries and Ube Material engaged in negotiations and discussions in good faith based on the analysis results and advice regarding the share exchange ratio, which was provided by the above third-party valuation institutions, and bearing in mind their respective financial conditions, performance trends and share price movements, etc. As a result, Ube Industries and Ube Material determined that the share exchange ratio set forth in 2. (3) above was reasonable and advantageous to the shareholders of both companies, and decided to implement the Share Exchange with the Share Exchange Ratio at the respective Board of Directors Meeting held on May 10, 2013. On the same date, Ube Industries and Ube Material subsequently entered into the Share Exchange Agreement.

In the event of significant changes in the various conditions serving as the basis of calculation, the Share Exchange Ratio may possibly be subject to change upon discussion between the two companies.

(3)   Relationships with the Valuation Institutions

Nomura Securities and Deloitte Tohmatsu are independent of both Ube Industries and Ube Material, and neither is a related party (defined under the Ordinance of Company Accounting in Japan) to Ube Industries or Ube Material. There are no significant conflicts of interest.

(4)   Expectation of Delisting and the Reason Therefore

Upon the Share Exchange, Ube Material will become a wholly-owned subsidiary of Ube Industries on the effective date of the Share Exchange (scheduled for August 1, 2013) and Ube Material’s ordinary share will be delisted on July 29, 2013 (the last trading day is July 26, 2013) in accordance with the delisting standards of the Tokyo Stock Exchange and the Fukuoka Stock Exchange. After delisting, Ube Material’s ordinary shares will no longer be traded on the Tokyo Stock Exchange or Fukuoka Stock Exchange. However, Ube Material’s ordinary shareholders, excluding Ube Industries, shall be allocated Ube Industries’ ordinary shares as indicated in Section 2. (3) above in accordance with the Share Exchange Agreement.

The purpose of the Share Exchange is as indicated in Section 1. above. As a result of the Share Exchange, ordinary shares of Ube Material are scheduled to be delisted. Even after Ube Material’s ordinary shares are delisted, because Ube Industries’ ordinary shares to be delivered as consideration for the Share Exchange are listed on the Tokyo Stock Exchange and Fukuoka Stock Exchange,

some shareholders who possess not less than 715 ordinary shares of Ube Material and are allocated not less than one unit, that is one thousand (1,000) shares, of Ube Industries’ ordinary shares due to the Share Exchange, where it will be possible to continue transactions of shares of one or more units in the stock market and we believe that share liquidity will be maintained. Besides such shares not less than one unit, these shareholders may possibly be allocated less than one unit share as well, corresponding to the number of shares possessed.

However, shareholders possessing less than 715 Ube Material ordinary shares shall be allocated less than one unit of Ube Industries ordinary shares.

Although shares less than one unit cannot be sold in the stock market, based on the shareholder’s request, the buyback system or purchasing system may be applied. Please refer to (note 3) of Section 2. (3) above with respect to the details concerning these systems.

Also, please refer to (note 4) of Section 2. (3) above with respect to the details concerning the handling of fractional shares accruing.

Ube Material’s ordinary shareholders may trade Ube Material ordinary shares that they possess in the Tokyo Stock Exchange and Fukuoka Stock Exchange as usual until July 26, 2013 (scheduled) and may also exercise legitimate rights set forth in the Companies Act and other relevant laws and regulations.

(5) Measures to Ensure Fairness

Since Ube Industries already possesses 53.30% of the total issued shares of Ube Material, it was determined necessary to ensure the fairness in considering the Share Exchange.

Thus, from the viewpoint of ensuring the fairness of the Share Exchange Ratio in the Share Exchange, as indicated in Section 3. (1) above, each of the two companies requested an independent, third party valuation institution to conduct calculation of the Share Exchange Ratio in implementing the Share Exchange. Using the results of such calculations as reference, the two companies held negotiations and discussions in good faith and resolved, at each of their board of directors’ meetings held on May 10, 2013, to implement the Share Exchange based on the agreed Share Exchange Ratio indicated above.

Neither Ube Industries nor Ube Material received an opinion as to the fairness of the Share Exchange Ratio, the so-called fairness opinion, from its third-party valuation institution.

In addition, Ube Industries has retained Nishimura & Asahi as its legal advisor and Ube Material has retained Anderson Mori & Tomotsune as its legal advisor for the Share Exchange and each company has been advised from a legal perspective with respect to the board of directors’ decision making method and process, etc. including various procedures in the Share Exchange.

(6) Measures to Avoid Conflicts of Interest

Since Ube Material falls under the consolidated subsidiary of Ube Industries, the following steps have been taken in order to avoid conflicts of interest.

Among the directors of Ube Material, since Outside Director Mr. Tadashi Matsunami also serves as an Executive Officer of Ube Industries and Outside Director Mr. Kazuhiko Matsumoto also serves as an employee of Ube Industries, neither of them have participated in the discussion and resolution of the Share Exchange at the Board of Directors Meeting held on May 10, 2013, nor have they participated in the discussions and negotiations with Ube Industries pertaining to the Share Exchange in a position of Ube Material. Also, among the statutory auditors of Ube Material, since Outside Statutory Auditor Mr. Hiroshi Yamamoto also serves as an employee of Ube Industries, he has not participated in the discussion pertaining to the Share Exchange at the Board of Directors Meeting held on May 10, 2013, nor has he taken any position on the matter, and has not participated in the discussions and negotiations with Ube Industries pertaining to the Share Exchange in a position of Ube Material.

The proposal for the Share Exchange at the Board of Directors Meeting of Ube Material has been approved by the unanimous vote of five members of the seven directors of Ube Material, except above-mentioned Messrs. Tadashi Matsunami and Kazuhiko Matsumoto, and with the exception of the above-mentioned Mr. Hiroshi Yamamoto, three out of the four statutory auditors of Ube Material attended and have expressed their opinions that they have no objection to the implementation of the Share Exchange.

In addition, on March 27, 2013, in order to prevent as much as possible that the Share Exchange is implemented under conditions detrimental to minority shareholders of Ube Material, the Board of Directors of Ube Material has established a third-party committee consisting of three members including Mr. Akito Takahashi (Attorney-at-Law, Takahashi Katayama Law Office) and Mr. Shinsuke Hasegawa (Certified Public Accountant and Licensed Tax Accountant, Hasegawa Certified Public Accountant Office), independent outside experts who do not have an interest in Ube Industries as the controlling shareholder, and Mr. Michio Ito (Certified Public Accountant and Licensed Tax Accountant, Certified Public Accountant Ito Michio Office), Outside Statutory Auditor of Ube Material (Designated and registered as independent officers under the rules of the Tokyo Stock Exchange and Fukuoka Stock Exchange) (hereinafter referred to as the “Third Party Committee”), and has consulted the opinions of the Third Party Committee in considering the Share Exchange as to: (i) whether the Share Exchange contributes to the improvement of corporate value of Ube Material, (ii) whether the fairness of the exchange condition for the Share Exchange (including the Share Exchange Ratio) has been secured,

(iii) whether sufficient considerations are made with regard to the benefit of Ube Material’s shareholders through a fair procedure of the Share Exchange, and (iv) in addition to (i) through (iii), whether the Share Exchange is detrimental to minority shareholders of Ube Material.

The Third Party Committee has made a careful examination on the above-mentioned consulted matters through the meetings that were held four times in total from April 3, 2013 through May 2, 2013 as well as the discussions held as necessary from time to time. Upon such examination, the Third Party Committee has been informed from Ube Material about the purpose of the Share Exchange, the background leading to the Share Exchange, Ube Material’s attitude toward the Share Exchange and the description of the corporate value of Ube Material expected to improve through the Share Exchange, and also about the negotiation and decision-making process regarding the terms and conditions of the Share Exchange, including the Share Exchange Ratio; the Third Party Committee has also referred to the calculation result of the Share Exchange Ratio that Deloitte Tohmatsu has submitted to Ube Material and has been briefed on the assessment of the Share Exchange Ratio for the Share Exchange from Deloitte Tohmatsu. In addition, from Anderson Mori & Tomotsune, the legal advisor of Ube Material, Ube Material has been given explanation on the process and method of decision-making of the Board of Directors of Ube Material with respect to the Share Exchange. Under such circumstances, based upon such explanations, calculation result and other materials for examination, the Third Party Committee has submitted to the Board of Directors of Ube Material, a written report that states that the Share Exchange is not considered as being particularly detrimental to minority shareholders of Ube Material as of May 8, 2013. For an overview of the opinions of the Third Party Committee, please refer to 8. below.

4. Company Profile of the Parties to the Share Exchange (As of March 31, 2013)

		Wholly Owning Parent Company in Share Exchange	Wholly Owned Subsidiary in Share Exchange
(1)	Company Name	Ube Industries, Ltd.	Ube Material Industries, Ltd.

(2)	Location	1978-96, O-Aza Kogushi, Ube, Yamaguchi, Japan	1985, O-Aza Kogushi, Ube, Yamaguchi, Japan

(3)	Name and Title of Representative	Michio Takeshita, President and Representative Director	Kenichi Abe, President and Representative Director

(4)	Line of Business	Production and sale of chemical products, construction	Production and sale of magnesia clinker, lime-related products

		materials, and machinery, etc., Import and sale of coal, Provision of electric power	and fine materials, etc.

(5)	Capital	¥58,435 million	¥4,047 million

(6)	Date of Establishment	March 10, 1942	September 8, 1949

(7)	Number of Outstanding Shares	1,009,165,006 shares	80,948,148 shares

(8)	Fiscal Year-End	End of March	End of March

(9)	Number of Employees	11,090 (consolidated)	817 (consolidated)

(10)	Major Customers	Sales of chemicals, construction materials, machinery, coal and other products to customers in Japan and other countries.	Sales of magnesia clinker, lime-related products and fine materials to customers in Japan and other countries.

(11)	Main Financial Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Development Bank of Japan Inc. The Yamaguchi Bank, Ltd. The Norinchukin Bank	The Yamaguchi Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(12)	Major Shareholders and Shareholding Ratio

The Master Trust Bank of Japan, Ltd. (Trust account) 5.72%

Japan Trustee Services Bank, Ltd. (Trust account) 5.07%

National Mutual Insurance Federation of Agricultural Cooperatives 3.47%

Japan Trustee Services Bank, Ltd. (Trust account 9) 3.01%

JP Morgan Chase Bank 380055 2.52%

State Street Bank and Trust Company 2.41%

818517 NOMURA BANK

Ube Industries, Ltd.  53.30%

The Yamaguchi Bank, Ltd. 4.00%

Ube Material Customers’ Shareholding Association 1.56%

Japan Trustee Services Bank, Ltd. (Trust account) 1.43%

Ube Material Employees’ Shareholding Association 1.11%

The Master Trust Bank of Japan, Ltd. (Trust account) 0.94%

CGML-IPB CUSTOMER COLLATERAL ACCOUNT 0.92%

Hagimori Industries, Ltd. 0.64%

		(LUXEMBOURG) S.A. S/A NOMURA MULTI CURRNCY JP STOCK LEADERS FD 2.01% Nippon Life Insurance Company 1.98% Sumitomo Life Insurance Company 1.98% BBH 493025 BlackRock Global Allocation Fund, Inc. 1.42%	Yamaguchi Industries Co., Ltd. 0.62% UB Co., Ltd. 0.60%

(13)	Relationship between the Parties

	Capital Relationship	Ube Industries holds 43,144,345 Ube Material shares, which corresponds to 53.30% of the total issued shares of Ube Material (80,948,148 shares).
Personnel Relationship

Two Outside Directors of Ube Material also serve as an Executive Officer and an employee of Ube Industries. An Outside Statutory Auditor of Ube Material also serves as an employee of Ube Industries. In addition, five employees of Ube Industries are seconded to Ube Material, while two employees of Ube Material are seconded to Ube Industries.

Transactional Relationship

Ube Material purchases almost all limestone as a main raw material and part of electric power from Ube Industries, while Ube Material sells lime-related products and magnesium hydroxide to Ube Industries.

	Situation regarding Related Parties	Ube Material is a consolidated subsidiary of Ube Industries. Ube Industries is a related party (defined under the Ordinance of Company Accounting in Japan) of Ube Material, and vice versa.

(14)	Business Performance and Financial Position of the Parties for the Last Three (3) Years

	Ube Industries (consolidated)			Ube Material (consolidated)
Fiscal Year Ended	March 2011	March 2012	March 2013	March 2011	March 2012	March 2013
Net Assets	211,449	224,407	250,753	27,228	27,805	28,439
Total Assets	661,512	664,965	685,884	41,765	40,316	40,395
Net Assets per Share (Yen)	186.02	198.41	214.35	336.59	343.74	351.59
Sales	616,062	638,653	626,022	42,550	40,916	38,269
Operating Income	44,363	46,006	29,962	3,238	2,333	1,707

Ordinary Income	39,100	40,808	28,045	3,270	2,421	1,815
Net Income	17,267	22,969	8,265	1,667	1,253	1,153
Net Income per Share (Yen)	17.18	22.85	8.22	20.62	15.50	14.26
Dividend per Share (Yen)	5.0	5.0	5.0	8.0	7.0	7.0

Notes: 1. All amounts are in Millions of yen unless otherwise specified.

5. Ube Industries’ Profile after the Share Exchange

Wholly Owning Parent Company in Share Exchange
(1)	Company Name	Ube Industries, Ltd.

(2)	Location	1978-96, O-Aza Kogushi, Ube, Yamaguchi, Japan

(3)	Name and Title of Representative	Michio Takeshita, President and Representative Director

(4)	Line of Business	Production and sale of chemical products, construction materials, and machinery, etc., Import and sale of coal, Provision of electric power

(5)	Capital	¥58,435 million

(6)	Fiscal Year-End	End of March

(7)	Net Assets	Not fixed at this time

(8)	Total Assets	Not fixed at this time

6. Outline of Accounting Procedures

The Share Exchange is expected to be a transaction under common control, etc., and negative goodwill is expected to accrue. However, the amount of negative goodwill to accrue has not been determined yet as of this point.

7. Forecasts

The impact of the Share Exchange on business performance for the current fiscal year is not fixed at this time. If the necessity of revising business forecasts and/or any matter to be disclosed arises, such information shall be immediately disclosed.

8. Matters regarding Transaction, etc. with Controlling Shareholders

Since Ube Industries is the controlling shareholder who holds 53.30% of the total issued shares of Ube Material, the Share

Exchange falls under, in relation to Ube Material, a transaction, etc. with controlling shareholders.

“The Guidelines for Protection of Minority Shareholders upon Transactions, etc. with Controlling Shareholders” as indicated in the Corporate Governance Report disclosed by Ube Material on July 5, 2012 is as follows.

“The transaction between the Company and the parent company is determined through negotiations with reference to the market price just like other companies, and thus there is no transaction that is advantageous to the parent company, disadvantages to the Company or its minority shareholders.”

In this respect, as described in 3. (5) to (6) above, Ube Material has adopted measures to ensure the fairness and to avoid conflicts of interest upon determining the exchange ratio for the Share Exchange, as well as for the implementation of the Share Exchange. Therefore, we believe that the Share Exchange meets the above-mentioned “Guidelines for Protection of Minority Shareholders upon Transactions, etc. with Controlling Shareholders” of Ube Material.

In addition, as stated in 3. (6) above, on March 27, 2013, in order to prevent as much as possible that the Share Exchange is implemented under conditions detrimental to minority shareholders of Ube Material, the Board of Directors of Ube Material has established the Third Party Committee. The Board of Directors of Ube Material consulted the opinions of the Third Party Committee in considering the Share Exchange as to: (i) whether the Share Exchange contributes to the improvement of corporate value of Ube Material, (ii) whether the fairness of the exchange condition for the Share Exchange (including the exchange ratio) has been secured, (iii) whether sufficient considerations are made with regard to the benefit of Ube Material’s shareholders through a fair procedure of the Share Exchange, and (iv) in addition to (i) through (iii), whether the Share Exchange is detrimental to minority shareholders of Ube Material. As a result, on May 8, 2013, the Board of Directors of Ube Material has received from the Third Party Committee a written report stating that (a) regarding (i) above, the Share Exchange contributes to the improvement of corporate value of Ube Material, (b) regarding (ii) above, responses by Ube Material ensured the fairness of the exchange conditions, including the exchange ratio of the Share Exchange, and there is reasonableness and rationality as a measure to eliminate the arbitrariness of the decision-making process and decision of Ube Material in relation to these matter, (c) regarding (iii) above, it is considered that sufficient consideration to the interests of the Ube Material’s shareholders through a fair procedure have been made in the Share Exchange and Ube Material’s responses to and examination process of making Ube Material the wholly-owned subsidiary through the Share Exchange, and (d) regarding (iv) above, there is no circumstance resulting from the implementation of the Share Exchange that is considered as being detrimental to minority shareholders of Ube Material.

(Reference) Forecast of Consolidated Business Performance for the Current Fiscal Year and Consolidated Business Performance for the Previous Fiscal Year

Ube Industries (Forecast of consolidated business performance for the current fiscal year announced on May 10, 2013)				(Millions of yen)
	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Business Performance Forecast for the Fiscal Year Ending March 31, 2014	675,000	34,000	28,500	14,500

Business Performance for the Fiscal Year Ended March 31, 2013	626,022	29,962	28,045	8,265

Ube Material (Forecast of consolidated business performance for the current fiscal year announced on May 10, 2013)				(Millions of yen)
	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Business Performance Forecast for the Fiscal Year Ending March 31, 2014	39,900	2,090	2,130	1,230

Business Performance for the Fiscal Year Ended March 31, 2013	38,269	1,707	1,815	1,153